January 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Brian McAllister
Shannon Buskirk
John Coleman
Anuja Majmudar
Irene Barberena-Meissner

Re:	Namib Minerals, as Registrant (CIK No. 0002026514)
Greenstone Corporation, as Co-Registrant (CIK No. 0002034129)
Registration Statement on Form F-4, Filed December 6, 2024
Staff Comment Letter Dated December 20, 2024

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Namib Minerals, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), and its co-registrant, Greenstone Corporation, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Co-Registrant” or “Greenstone” and, together with the Company, the “Registrants”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ Registration Statement on Form F-4, filed with the Commission on December 6, 2024 (the “Registration Statement”), as set forth in your letter dated December 20, 2024 addressed to Ibrahima Tall and Tulani Sikwila (the “Comment Letter”). In submitting this response, the Registrants are concurrently filing publicly with the Commission, electronically via EDGAR, Amendment No. 1 to the Registration Statement on Form F-4 (the “Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

The headings and numbered paragraphs of this letter correspond to those contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses below refer to the Amendment No. 1.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 10, 2025

The Company advises the Staff that it intends to consummate the business combination as soon as practicable within the three months following the just-completed fiscal year ended December 31, 2024. In connection therewith, in order to facilitate the timely completion of the business combination, the Registrants are applying for a waiver from the Commission pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which states that a registration statement for an initial public offering of a foreign private issuer’s securities contain audited financial statements of a date not older than 12 months as of the date of filing. The Registrants’ waiver request is attached as Exhibit 99.4 to Amendment No. 1.

Form F-4 filed December 6, 2024 Cover

Page

1.	We note your revised disclosure contemplates the consummation of a $60,000,000 PIPE Investment of SPAC Class A Common Stock at a price per share of $10.00 by certain investors and their permitted successors and assigns. Revise your cover page to briefly describe any material financing transactions that will occur in connection with the consummation of the de-SPAC transaction and revise your prospectus summary to include the material terms of such financing transaction. Refer to Item 1604(a)(2) and (b)(5) of Regulation S-K.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and has revised the disclosure on the Cover Page and the prospectus summary at page 15 to reflect an anticipated PIPE Investment. The Company respectfully advises the Staff that it will update the disclosure accordingly once the Company enters into a definitive agreement providing for a material financing transaction.

Questions and Answers About the Business Combination and the HCVI Stockholders’ Meeting

Q. What conditions must be satisfied to complete the Business Combination?, page xxvii

2.	We note your revised disclosure in response to prior comment 13 that if applications for corporate rescue proceedings are approved at either the Mazowe Mining Company or the Redwing Mining Company, then HCVI would not be obligated to consummate the Business Combination and HCVI would be permitted to terminate the Business Combination Agreement unless, in each case, HCVI waives such condition. Please revise your disclosure in this Question and Answer to describe this closing condition.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and has revised the disclosure on page xxvii accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 10, 2025

Sources and Uses of Funds for the Business Combination, page 18

3.	We refer you to the tables summarizing sources and uses of funding the business combination. Please disclose how you determined cash to balance sheet amounts in each of the redemption scenarios and how you determined the estimated transaction fees and expenses of $18,460,000.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 19-21 and 133-135 accordingly

Summary Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 27

4.	Please revise the loss for the year and loss per common shares-basic and diluted as of December 31, 2023, to reconcile with the corresponding pro forma amounts presented on page 83. Also revise total assets, liabilities, and shareholders’ deficit as of June 30, 2024, to reconcile with corresponding pro forma amounts on page 81.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 30 for the loss for the year and loss per common shares-basic and diluted as of December 31, 2023, and the total assets, liabilities, and shareholders’ deficit as of June 30, 2024, to reconcile with the corresponding pro forma amounts on pages 83-84 and 86, as applicable.

Risk Factors

Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential claims, page 45

5.	We note your revised disclosure in response to prior comment 14. Please revise to disclose whether the Guarantors plan to pay the Purchase Price prior to the closing of your business combination.

Response to Comment No. 5

The company acknowledges the Staff’s comment and has revised the disclosure on page 47 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 10, 2025

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities, page 64

6.	We note your revised disclosure in response to prior comment 18. Please revise to also address the consequences of a suspension or delisting by Nasdaq of HCVI securities, including that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response to Comment No. 6

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 66-67 accordingly.

HCVI does not have a specified maximum redemption threshold, page 65

7.	We note your revised disclosure in response to prior comment 42 and reissue the comment in part. Revise your risk factor disclosure to discuss the impact of HCVI’s securities being deemed a penny stock on your listing on Nasdaq.

Response to Comment No. 7

The Company acknowledges the Staff’s comment and has revised the disclosure on page 68 accordingly.

Investors should be aware that the gratuitous waiver of all or part of the deferred underwriting fee is unusual, page 70

8.	We note your revised disclosure in response to prior comment 15 that none of the Underwriters provided any additional detail regarding why they agreed to waive their respective underwriting fees. Please revise to discuss in greater detail the circumstances surrounding the Underwriters’ agreement to waive their deferred fees, including who initiated this waiver agreement and how it was obtained from the Underwriters.

Response to Comment No. 8

The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 10, 2025

Unaudited Pro Forma Condensed Consolidated Combined Financial Information

4. Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 87

9.	We refer you to footnote 4.F and the adjustment for $11,997,000 of transaction costs expensed as part of the Business Combination. Please tell us how this amount corresponds with the adjustment for $12,320,000 in estimated non-accrued transaction expenses disclosed at page xxii, the estimated transaction fees and expenses of $18,460,000 disclosed at page 19, and the $16,580,000 adjustment in footnote 4.AA.

Response to Comment No. 9

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure accordingly. The estimated non-accrued transaction expenses of $12,320,000 have been adjusted on page xxii to $11,997,000 to reconcile with the adjustment in footnote 4.F. The estimated transaction fees and expenses of $18,460,000 have been revised on pages 19-21 and 133-135 to $18,751,687, which includes $11,997,000 of transaction costs settled in the adjustment in footnote 4.F and $6,754,687 of accrued expenses, which is included within the adjustment in footnote 4.D (settlement of HCVI accrued transaction costs).

The description of the adjustment in footnote 4.AA inappropriately cross-referenced the adjustment in footnote 4.F and the cross-reference has been removed from page 92. The adjustment in footnote 4.F gives effect to the Closing as if it occurred on June 30, 2024, and was computed utilizing historical financial information as of June 30, 2024, while the adjustment in footnote 4.AA gives effect to the Closing as if it occurred on January 1, 2023, and was computed utilizing historical financial information for the year ended December 31, 2023.

10.	Please tell us the basis for and explain the difference between the fair value of the Sponsor earnout of $670,695 in adjustment 4.G.3 and the fair value of the Sponsor earnout of $17,020,000 in adjustment 4.J.

Response to Comment No. 10

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure for adjustment 4.G.3 regarding the Sponsor Earnout on page 90.

The fair value of the Sponsor Earnout was determined utilizing a Monte-Carlo simulation which considered the term, volatility, risk-free rates, and vesting conditions which are described on pages 81-82.

As the Sponsor Earnout represents consideration issued to acquire the SPAC, the total $17,020,000 fair value of the Sponsor Earnout is allocated between IAS 32/IFRS 9 (representing the liability-classified portion issued to acquire the net assets of the SPAC) and IFRS 2 (representing the equity-classified portion issued to acquire the listing status of the SPAC). $670,695 represented the liability-classified component of the $17,020,000 total fair value; however, this amount has been adjusted as further described below.

The allocation ratio used to allocate the total fair value of the Sponsor Earnout into the liability and equity components has been adjusted, resulting in changes to the adjustments in 4.G.3 under each redemption scenario.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 10, 2025

11.	We refer you to footnote 4.I.2. Please tell us what 15 million Company Earnout represents and how this relates to the Company Earnout Shares of 30 million presented in the table at page 16.

Response to Comment No. 11

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 91 to renumber footnote 4.I.2 as footnote 4.O and to read as follows: “Reflects the recognition of the Company Earnout, which is classified as a liability at fair value in accordance with the requirements of IAS 32.” The original text within footnote 4.I.2 incorrectly referenced 15 million shares. The fair value of the Company Earnout posted within adjustment 4.O was determined based on 30 million of aggregate issuable shares.

12.	We refer you to footnote 4.J. Please tell us how you determined the net assets of HCVI under each of the three redemption scenarios.

Response to Comment No. 12

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its response did not result in a revision in disclosure. The net assets of HCVI per adjustment 4.J were calculated as follows: (a) HCVI’s historical net assets as of 6/30/24, less (b) estimated HCVI transaction costs still to be incurred as of 6/30/24, less (c) HCVI’s 9/30/24 redemption payments, less (d) the applicable cash impact under the no redemption, 50% redemption, and max redemption scenarios.

13.	We refer you to note (1) of footnote 5. Please tell us how you considered the additional dilution sources that are summarized in the table at page xxiv with the disclosure in this note stating that the conversion of Pubco Warrants is the only share-based instrument which may result in dilution after the Closing Date.

Response to Comment No. 13

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure in note (1) of footnote 5 on page 93 to reflect additional sources of potential dilution, including the issuance of Company Earnout shares and the issuance of PubCo Ordinary Shares under the Equity Incentive Plan.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 10, 2025

The Background of the Business Combination, page 102

14.	We note your revised disclosure in response to prior comment 27 that the $500 million valuation was derived from a peer comparison analysis, consisting of other African gold companies at similar stages of development, based on an EV/Resource (total ounces of gold) multiple of approximately $71 – $72 applied to the estimated resources of approximately 5.2 million ounces of gold provided by Greenstone management, and additional credit for Greenstone’s past producing assets with existing infrastructure and capital spend in the ground, historical production, cash flows from ongoing production and existing mining permits. Please describe in greater detail this peer comparison analysis provided by Greenstone management and utilized by HCVI management to derive the valuation. For example, disclose the names of the companies selected for this analysis and corresponding EV/Resource multiples. Also include more detailed disclosure and quantify to the extent possible the additional credit for Greenstone’s past producing assets with existing infrastructure and capital spend in the ground, historical production, cash flows from ongoing production and existing mining permits.

Response to Comment No. 14

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 106 accordingly.

Material U.S. Federal Income Tax Consequences, page 148

15.	We note your response to prior comment 39 and reissue the comment. Please disclose the material tax consequences of the transaction. In this regard, for guidance see Footnote 42 to Staff Legal Bulletin No. 19.

Response to Comment No. 15

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 164-165 accordingly.

Business of Greenstone and Information Related to Greenstone, page 212

16.	We note your response to comment 47. Considering it is probable that you will have a direct or indirect economic interest in the DRC exploration permits, please provide additional mineral property summary disclosure for this non-material property, including a map, or tell us why you are unable to do so.

Response to Comment No. 16

The Company acknowledges the Staff’s comment and has revised the disclosure on page 225 accordingly.

17.	We note your response to comment 51 and we partially reissue the comment. Please disclose the metallurgical recovery factor assumption with your Mazowe Mine mineral resource table and Redwing Mine mineral resource table, as required by Item 1304(d) of Regulation S-K.

Response to Comment No. 17

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 230, 236, 241, and 246 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 10, 2025

18.	Please clarify the mineral resource price assumptions for the Mazowe Mine mineral resource table and the Redwing Mine mineral resource table in your registration statement. The disclosure on page 221 of your registration statement references an $1,800 gold price. This price is consistent with the Mazowe Mine gold price of $1,800 on page 234, however it is inconsistent with the Redwing Mine gold price of $2,340 on page 239.

Your technical reports filed as exhibits 92.3 & 96.3 indicate that a 30% uplifted price assumption has been used, equivalent to $2,340 per ounce, for the Mazowe Mine and the Redwing Mine. Please advise and revise your disclosure as necessary.

In your response please provide us with your cut-off grade calculation for the Mazowe Mine mineral resource and the Redwing Mine mineral resource.

Response to Comment No. 18

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 229, 235, 236, and 241, accordingly. The Company has provided the cut-off grade calculations for the Mazowe Mine and Redwing Mine mineral resource as Exhibit A and Exhibit B, respectively, attached hereto.

Security Ownership of Certain Beneficial Owners and Management, page 303

19.	Please disclose the the natural person(s) who have voting and/or investment control over the shares held by Walleye Capital LLC, AQR Capital Management, LLC, Polar Asset Management Partners Inc. and RiverNorth Capital Management, LLC.

Response to Comment No. 19

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company has included all relevant information disclosed in the Schedules 13G filed by Walleye Capital LLC (“Walleye”), AQR Capital Management, LLC (“AQR”), Polar Asset Management Partners Inc. (“Polar”), and RiverNorth Capital Management, LLC (“RiverNorth”) with the Commission on November 13, 2024, November 14, 2024, November 14, 2024, and November 14, 2024, respectively, which does not include any natural person information, and is relying on the information contained in such Schedules 13G in accordance with Instruction 3 to Regulation S-K 403. Walleye, AQR, Polar, and RiverNorth are each a passive investor in HCVI and is not affiliated with, controlled by or under common control with either HCVI or the Company, or any members of the management teams of HCVI or the Company. Moreover, although Walleye, AQR, Polar, and RiverNorth (or their respective affiliates) have previously entered into contractual arrangements with HCVI, they are not a party to the proposed transaction or otherwise involved in the proposed transactions other than the right to receive cash and/or securities under existing contractual relationships and any passive stock ownership of HCVI. Further, Walleye, AQR, Polar, and RiverNorth do not have any contractual arrangements with the Company. Although Walleye, AQR, Polar, and RiverNorth have previously entered into contractual relationships with HCVI, the respective counterparties have not communicated their ultimate beneficial ownership to HCVI. In addition, representatives of HCVI have requested such information (via email) regarding the natural person(s) that hold investment and/or voting power over the voting securities beneficially owned by each of Walleye, AQR, Polar, and RiverNorth from a contact at each of Walleye, AQR, Polar, and RiverNorth and, to date, have not received a response from each of Walleye, AQR, Polar, and RiverNorth and, as such, this information is not currently available to the Registrants.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 10, 2025

Greenstone Corporation Financial Statements

3.3 Property, plant and equipment, page F-108

20.	Expand your disclosure to provide the information detailed in your response to prior comment 59. In this regard, please clarify the amounts of inferred resources included in your calculation of depreciation, as a percentage of your total Life of Mine estimate when comparing to your historical conversion rate.

Response to Comment No. 20

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page F-109 to clarify the amount of inferred resources included in the total resource base utilized to determine the Life of Mine (“LOM”) estimate, the percentage of the total resource base which is derived from inferred resources, and the amount of inferred resources included in the computation of LOM as a percentage of total estimated inferred resources.

96.2&96.3, page II-1

21.	We note your response to comment 73 and we reissue the comment. We are unable to read the figures that have been included in this section of your technical report summary. Please revise as necessary.

Additionally please include an overview of all relevant exploration work. We suggest including a table, or tables, that summarize the type and amount of work performed. For example this may include the year the exploration work was performed, the type of exploration work performed, and the quantity of exploration work. Please include representative plans and cross-sections of results.

Response to Comment No. 21

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 37-40 of Exhibit 96.1, pages 29-33 of Exhibit 96.2, pages 26-34 of Exhibit 96.3, and pages 235, 240, and 246 of Amendment No. 1, accordingly.

General

22.	We note your response to our prior comment 16. Please delete, if true, any references to “marketable securities” held in the Trust Account. In this regard, we note your cover page disclosure indicating that HCVI holds $35.17 million “based on the fair value of cash and marketable securities held in the Trust Account as of September 30, 2024.”

Response to Comment No. 22

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and the notice to the HCVI’s stockholders accordingly.

* * * * * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 10, 2025

We thank the Staff for its review and consideration of the Registrants’ Registration Statement and the foregoing responses to the Staff’s comments. If the Staff requires any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Very truly yours,

GREENBERG TRAURIG, LLP

/s/ Barbara A. Jones
Barbara A. Jones, Esq

Enclosure

cc:	Office of International Corporate Finance, Securities and Exchange Commission
Ibrahima Tall, Chief Executive Officer, Namib Minerals
Tulani Sikwila, Chief Financial Officer, Greenstone Corporation
Siphesihle Mchunu, General Counsel, Namib Minerals
Alan Annex, Greenberg Traurig, LLP
Adam Namoury, Greenberg Traurig, LLP